AGENCY AGREEMENT

October 27, 2010

Quaterra Resources Inc.
1100-1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention:   Dr. Thomas Patton, President and Chief Executive Officer

Dear Sirs:

The undersigned, GMP Securities L.P. (the “Agent”), understands that Quaterra Resources Inc. (the “Company”) proposes to issue and sell up to 10,379,450 units of the Company (the “Units”) at a price of $1.45 (the “Subscription Price”) per Unit for aggregate gross proceeds of up to $15,050,202.00. Each Unit shall consist of one Common Share (a “Unit Share”) and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”).  Each Warrant shall entitle the holder thereof to acquire one additional Common Share (a “Warrant Share”) at a price of $1.90 per Warrant Share at any time prior to 5:00 p.m. (Toronto time) on the Expiry Date (as defined herein).

The Agent shall have an option (the “Option”), which Option may be exercised in the Agent’s sole discretion and without obligation, to offer for sale up to an additional 1,344,750 Units at the Subscription Price per Unit, for additional aggregate proceeds of up to $1,949,888.  The Option shall be exercisable by the Agent at any time until 48 hours prior to the Closing Time (as hereinafter defined), after which time the Option shall be void and of no further force and effect.  If exercised, the Units issued upon exercise of the Option shall be deemed to form part of the Offering for the purposes hereof.

Unless the context otherwise requires, all references to the “Units”, “Unit Shares”, “Warrants” and “Warrant Shares” shall include any securities issued in connection with the exercise of the Option.

Upon and subject to the terms and conditions set forth herein, the Agent hereby agrees to act, and upon acceptance hereof, the Company hereby appoints the Agent, as the exclusive agent of the Company, to offer for sale by way of private placement on a “best efforts” basis, without underwriter liability, the Units to be issued and sold pursuant to the Offering and the Agent agrees to arrange for purchasers of the Units in the Selling Jurisdictions (as hereinafter defined).

In consideration of the services to be rendered by the Agent in connection with the Offering, the Company shall pay to the Agent at the Closing Time the Commission (as hereinafter defined) and deliver to the Agent the Broker Units (as hereinafter defined) in such amounts and with such terms as set out in Section 11 hereof.  The obligation of the Company to pay the Commission and to issue the Broker Units shall arise at the Closing Time and the Commission shall be fully earned by the Agent upon the completion of the Offering.

DEFINITIONS

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

“Act” means the Business Corporations Act (British Columbia);

“Affiliates” means the affiliates of the Agent;

“Aggregate Subscription Price” means the aggregate subscription proceeds from the sale and issue of the Units;

“Agreement” means this agreement, being the agreement resulting from the acceptance by the Company of the offer made by the Agent hereby;

“AIF” means the Company’s annual information form for the year ended December 31, 2009, dated March 26, 2010;

 “Broker Options” has the meanings ascribed to such term in Section 11;

 “Broker Option Certificate” means the certificate evidencing the Broker Options and containing the terms thereof;

“Broker Units” has the meaning ascribed to such term in Section 11;

“Broker Unit Shares” has the meaning ascribed to such term in Section 11;

 “Broker Unit Warrants” has the meaning ascribed to such term in Section 11;

“Broker Unit Warrant Shares” has the meaning ascribed to such term in Section 11;

“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in the Cities of Toronto, Ontario or Vancouver, British Columbia are not open for business;

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act  42 U.S.C. §9601, as amended;

“Closing” means the completion of the sale of the Units as contemplated by this Agreement and the Subscription Agreements;

“Closing Date” means the day on which the Closing shall occur, being October 27, 2010 or such other date as the Agent and the Company may determine, which in any event shall be no later than November 30, 2010;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Company and the Agent may determine;

 “Common Shares” means the common shares in the capital of the Company;

“Commission” has the meaning ascribed to such term in Section 11;

“CRA” means the Canada Revenue Agency;

“Debt Instrument” means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Company is a party or otherwise bound and which is material to the Company;

 “Environmental Laws” has the meaning ascribed to such term in Section 4.1.3(e);

“Environmental Permits” has the meaning ascribed to such term in Section 4.1.3(f);

“Expiry Date” means October 27, 2012;

“Financial Statements” has the meaning ascribed to such term in Section 4.1.1(t);

“Fee” has the meaning ascribed to such term in Section 11;

“Governmental Entity” means (a) multinational, federal, provincial, state, regional municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, agency or authority of any of the foregoing, (b) any self regulatory authority including the TSX-V or the NYSE-Amex, the SEC or any Canadian securities regulatory authority; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“including” means including without limitation;

“Leased Premises” means the premises which are material to the Company and which the Company occupies as a tenant;

“Material Agreement” means any material contract, commitment, agreement, instrument, lease or other document (including option agreements), including licence agreements and agreements relating to intellectual property, to which the Company is a party or otherwise bound and which is material to the business, operations or condition (financial or otherwise) of the Company;

“McArthur Property” means the MacArthur Property, located in Lyon County, Nevada and as described in the Company’s AIF;

“Mexican Projects” means the Los Americas Mirasol-Tecolotes Project and the Los Crestones Project, located in Durango State, Mexico;

“misrepresentation”, “material fact”, “material change”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Securities Act (British Columbia);

“Nieves Silver Project” means the Nieves Silver Project located in Zacatecas State, Mexico, as described in the Company’s AIF;

“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian Securities Administrators;

“NYSE-Amex” means the NYSE Amex LLC;

“Offering” means the issue and sale of the Units pursuant to the terms of this Agreement and, for certainty, shall include the issue of the Broker Options;

“Person” includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, limited liability company, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

“Public Disclosure Documents” means, collectively, all of the documents which have been filed by or on behalf of the Company prior to the Closing Time with the relevant Securities Regulators pursuant to the requirements of Securities Laws, including all documents filed on SEDAR at www.sedar.com;

“Purchasers” means the persons who, as purchasers or beneficial purchasers, acquire the Units by duly completing, executing and delivering the applicable Subscription Agreements and any other required documentation and “Purchaser” means any one of them as the context requires;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means all applicable securities laws in each of the Selling Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such Selling Jurisdictions, including the SEC, and all rules and policies of the TSXV and the NYSE-Amex;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions;

“Selling Jurisdictions” means the provinces of Canada, those states of the United States and those jurisdictions outside of Canada and the United States, as may be agreed upon by the Corporation and the Agent;

“Subscription Agreements” means, collectively, the subscription agreements for the Units, in the form agreed upon by the Agent and the Company pursuant to which Purchasers agree to subscribe for and purchase the Units pursuant to the Offering as herein contemplated and shall include, for greater certainty, all schedules thereto; and “Subscription Agreement” means any one of them, as the context requires;

“Subscription Price” has the meaning ascribed to such term on the face page of this Agreement;

“subsidiary” and “subsidiaries” shall have the meaning ascribed thereto in the Act;

“Taxes” shall have the meaning ascribed to such term in Section 4.1.1(dd);

“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Company at its principal office in the City of Vancouver, British Columbia;

“TSXV” means the TSX Venture Exchange Inc.;

“Unit” has the meaning ascribed to such term on the face page of this Agreement;

“Unit Shares” has the meaning ascribed to such term on the face page of this Agreement;

“United States” and “U.S” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Affiliate” means Griffiths McBurney Corp., the duly registered U.S. broker-dealer affiliate of GMP Securities L.P.;

“U.S. Person” means a U.S. person as that term is defined in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant” has the meaning ascribed to such term on the face page of this Agreement;

“Warrant Agent” means Computershare Trust Company of Canada at its principal office in the City of Vancouver, British Columbia;

“Warrant Certificates” means the definitive form of certificates representing the Warrants issued pursuant to the Warrant Indenture;

“Warrant Indenture” means the warrant indenture providing for the issue of the Warrants to be dated as of the Closing Date and made between the Company and the Warrant Agent;

“Warrant Share” means a Common Share issued on exercise of a Warrant, and for greater certainty but without limitation, includes the Broker Unit Warrant Shares; and

“Yerington Property” means the real and personal property defined as “Real Property” in the Purchase and Sale Agreement and Escrow Instructions made between Arimetco Inc., as seller and Singatse Peak Services, LLC, (a wholly-owned subsidiary of the Company), as purchaser, dated June 27, 2007.

TERMS AND CONDITIONS
1.           (a)           Sale on Exempt Basis.  The Agent shall offer for sale and sell the Units pursuant to the Offering in the Selling Jurisdictions on a private placement basis in compliance with all applicable Securities Laws such that each of the offer and sale of the Units do not obligate the Company to file a prospectus, a registration statement or other offering document or deliver or file an offering memorandum or other offering document under applicable Securities Laws.

(b)           Filings.  The Company undertakes to file, or cause to be filed, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Units so that the distribution of the Units may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada or the United States, and the Agent undertakes to use its commercially reasonable best efforts to cause Purchasers to complete any forms required by Securities Laws.  All fees payable in connection with such filings shall be at the expense of the Company.

(c)           No Offering Memorandum.  Neither the Company nor the Agent shall (i) provide to prospective purchasers of the Units any document or other material that would constitute an offering memorandum or “future-oriented financial information” within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Units, including but not limited to, causing the sale of the Units to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Units whose attendees have been invited by general solicitation or advertising.

(d)           United States Offers and Sales.  The Company and the Agent acknowledge that the Units, the Unit Shares, the Warrants and the Warrant Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. The Company and the Agent agree that any offers, sales and purchases of the Units in the United States: (i) will be made in accordance with Schedule “B” (which schedule is incorporated into and forms part of this Agreement); (ii) will be conducted in such a manner so as not to require registration thereof or the filing of a prospectus, registration statement or an offering memorandum with respect thereto under the U.S. Securities Act; and (iii) will be conducted through the U.S. Affiliate.  Each of the Company and the Agent agree that the representations, warranties and covenants contained in Schedule “B” to this Agreement entitled “United States Offers and Sales” are incorporated by reference in and shall form part of this Agreement with respect to offers and sales of Units in the United States.

2.           (a)           Covenants.  The Company hereby covenants to the Agent and to the Purchasers and their permitted assigns, and acknowledges that each of them is relying on such covenants in connection with the purchase of the Units, that the Company (including its successors and assigns if applicable) will:

(i)
use its best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws in  each of the Provinces of British Columbia and Alberta until the date that is three years following the Closing Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Company ceasing to be a “reporting issuer” so long as the holders of Common Shares receive cash or securities of an entity which is listed on a stock exchange in Canada in exchange for the Common Shares so held, or the holders of the Common Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the policies of the TSXV;

(ii)	allow the Agent and its representatives the opportunity to conduct all due diligence which the Agent may reasonably require to be conducted prior to the Closing Date;

(iii)
duly execute and deliver this Agreement, the Subscription Agreements, the  Warrant Indenture, the Warrant Certificates and the Broker Option Certificate at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company;

(iv)	fulfill or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 6;

(v)
ensure that the Unit Shares, upon issuance shall be duly issued as fully paid and non-assessable securities of the Company, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

(vi)
ensure that the Warrants, upon issuance, shall be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Warrant Indenture;

(vii)
ensure that at all times prior to the Expiry Date of the Warrants, sufficient Warrant Shares are allotted and reserved for issuance upon the due and proper exercise of the Warrants, and the Warrant Shares, upon issuance in accordance with the terms of the Warrants, shall be issued as fully paid and non-assessable securities in the capital of the Company;

(viii)
ensure that the Broker Units, upon issuance, shall be duly and validly created, authorized and issued and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Broker Option Certificate;

(ix)
ensure that at all times prior to the date set for the expiry of the Broker Options, sufficient Broker Unit Shares and Broker Unit Warrants are allotted and reserved for issuance upon exercise of the Broker Options, and the Broker Unit Shares, upon issuance in accordance with the terms of the Broker Options, and the Broker Unit Warrant Shares upon issuance in accordance with the terms of the Broker Unit Warrants, shall be duly issued as fully paid and non-assessable securities of the Company;

(x)
ensure that all (i) necessary regulatory consents from the TSXV and the NYSE-Amex are obtained for the issue and sale of the Unit Shares and Warrants and the issuance of the Broker Options, Broker Unit Shares and Broker Unit Warrants, and ensure that the Unit Shares, Warrant Shares and Broker Unit Shares are conditionally approved for listing and trading on the TSXV on or prior to the Closing Date; and (ii) ensure that the Unit Shares, Warrant Shares and Broker Unit Shares are conditionally approved for listing on the NYSE-Amex on or prior to the Closing Date;

(xi)
execute and file with the Securities Regulators, the TSXV all forms, notices and certificates required to be filed by the Company pursuant to the Securities Laws and the policies of the TSXV in the time required by the applicable Securities Laws and the policies of the TSXV, including, for greater certainty, Form 45-106F1 of NI 45-106 and any other forms, notices and certificates set forth in the opinions delivered to the Agents pursuant to the closing conditions set forth in Section 6 hereof, as are required to be filed by the Company;

(xii)
not issue or sell any Common Shares or any securities or financial instruments convertible or exchangeable into Common Shares for a period of 120 days from the Closing Date, without the prior consent of the Agent, (such consent not to be unreasonably withheld) other than pursuant to:

1.	this Offering;

2.	currently outstanding rights or agreements, including options, warrants and other convertible securities and any rights which have been granted or issued, subject to any necessary regulatory approval;

3.	currently outstanding options granted to officers, directors, employees or consultants of the Company or the Subsidiaries pursuant to the Company’s stock option plan (the “Option Plan”);

4.	options granted after the date hereof in accordance with the Option Plan;

5.	units or Common Shares to be issued to Goldcorp Inc. pursuant to the Investment Framework Agreement between the Company and Goldcorp Inc. dated February 10, 2010; and

(xiii)	use the net proceeds of the Offering to fund the Company’s exploration program on the Nieves and MacArthur Projects and for general corporate purposes.

(b)           The Agent hereby covenants and agrees to conduct all activities in connection with the Offering in compliance with Securities Laws and all other laws applicable to the Agent and obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable securities regulatory authorities) in a form acceptable to the Company and the Agent.

3.           (a)           Material Changes During Distribution.  During the period from the date hereof to the Closing Date, the Company covenants that it shall promptly notify the Agent (and, if requested by the Agent, confirm such notification in writing) of any material change or change in material fact (in either case, whether actual, anticipated, contemplated or threatened, financial or otherwise) or any event or development involving a prospective material change or change in material fact in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company or the Subsidiaries which would constitute a material change to, or a change in a material fact concerning the Company or the Subsidiaries, or any other change which is of such a nature.

During the period from the date hereof to the Closing Date, the Company shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Securities Laws as a result of such change.  During such period the Company shall in good faith discuss with the Agent any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Agent pursuant to this Section 3.

(b)           Press Releases.  The Company agrees that it shall obtain prior approval of the Agent as to the content and form of any press release relating to the Offering, such approval not to be unreasonably withheld.  In addition, if required by the relevant securities laws, any press release announcing or otherwise referring to the Offering shall include an appropriate notation on each page as follows: “Not for distribution to U.S. news wire services, or dissemination in the United States.”

4.           (a)           Representations and Warranties of the Company.  The Company represents and warrants to the Agent and to the Purchasers, and acknowledges that each of them is relying upon such representations and warranties in purchasing the Units, that:

4.1.1           General Matters

(a)
the Company (i) is existing and in good standing under the Act and is and will at the Closing Time be up-to-date in all material corporate filings required thereunder; (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets; and (iii) has all requisite corporate power and authority to create, issue and sell the Units and to enter into and carry out its obligations under this Agreement, the Subscription Agreements, the Warrant Indenture and the Broker Option Certificate;

(b)
the Company has no subsidiaries other than those listed below and the Company beneficially owns, directly or indirectly, the percentage indicated below of the issued and outstanding shares in the capital of such Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares:

Name	Jurisdiction of Incorporation, Continuance or Organization	Beneficial Equity/Voting Ownership
Quaterra Alaska Inc.	Alaska	100%
Singatse Peak Services LLC	Nevada	100%
Southwest Tintic LLC	Utah	100%
CU Canyon LLC	Nevada	100%
Boulder Service Company LLC	Montana	100%
Quaterra International LLC	British Virgin Islands	100%
Quaterra International Nieves Limited	British Virgin Islands	100%
Minera Aqua Tierra S.A. de C.V.	Mexico	Beneficially owned by Quaterra International Nieves Limited
Quaterra Blackberry Nieves (BUI) JV Corp.	British Virgin Islands	50%

(c)
the Subsidiaries (i) have been duly incorporated in their respective jurisdiction of incorporation and are, and will at the Closing Time, be up-to-date in all material corporate filings and in good standing under the laws of such jurisdiction, as the case may be, and (ii) have all requisite corporate power and authority to carry on their respective businesses as now conducted and to own, lease and operate their properties and assets;

(d)	no proceedings have been taken, instituted or, to the knowledge of the Company, are pending for the dissolution or liquidation of the Company or the Subsidiaries;

(e)
the Company and the Subsidiaries are, in all material respects, conducting their respective businesses in compliance with all applicable laws, rules and regulations (including all material applicable federal, provincial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which their respective businesses are carried on and are licensed, registered or qualified in all jurisdictions in which they own, lease or operate their property or carry on business to enable their business to be carried on as now conducted and their property and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and they have not received a notice of non-compliance, nor know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which could have an adverse material effect on the Company and the Subsidiaries on a consolidated basis and will at the Closing Time be valid, subsisting and in good standing;

(f)
all necessary corporate action has been taken or will have been taken prior to the Closing Time by the Company so as to (i) validly issue the Unit Shares on Closing as fully paid and non-assessable Common Shares; (ii) validly create, authorize and issue the Warrants on Closing or, in respect of the Broker Unit Warrants, upon due exercise of the Broker Options; (iii) allot, reserve and authorize the issuance of Warrant Shares, as fully paid and non-assessable securities in the capital of the Company upon the due exercise of the Warrants in accordance with the terms of the Warrant Certificates; (iv) validly create, authorize and issue the Broker Options on Closing; and (v) allot, reserve and authorize the issuance of the Broker Unit Shares as fully paid and non-assessable Common Shares upon the due exercise of the Broker Options in accordance with the terms of the Broker Option Certificate;

(g)
each of the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture and the Broker Option Certificate and the performance of the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of the Company and upon the execution and delivery thereof shall constitute valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, provided that enforcement thereof may be limited by laws affecting creditors’ rights generally, that specific performance and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction, that the provisions relating to indemnity, contribution and waiver of contribution may be unenforceable and that enforceability is subject to the provisions of the Limitations Act (British Columbia);

(h)
at the Closing Time, all consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture and the Broker Option Certificate, the issuance and sale of the Unit Shares and the Warrants, the creation and issuance of the Warrants and the Broker Options, the issuance and sale of the Warrant Shares upon exercise of the Warrants and the Broker Unit Shares and the Broker Unit Warrants upon exercise of the Broker Options respectively, and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable, other than filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws;

(i)
neither the Company nor the Subsidiaries are in default or breach of, and the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture and Broker Option Certificate and the performance by the Company of its obligations hereunder or thereunder, the issue, sale and delivery of the Unit Shares, the Warrants, the Warrant Shares, the Broker Options, and the Broker Unit Shares, Broker Unit Warrants and Broker Unit Warrant Shares and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with or result in a breach or violation of any of the terms of or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any statute, rule or regulation applicable to the Company or the Subsidiaries including Securities Laws and the securities laws of any other Selling Jurisdiction; (B) the constating documents or resolutions of the Company and the Subsidiaries which remain in effect at the date hereof; (C) any Debt Instrument or Material Agreement; or (D) any judgment, decree or order binding the Company or the Subsidiaries or the property or assets of the Company or the Subsidiaries;

(j)
the Unit Shares to be issued and sold as hereinbefore described have been, or prior to the Closing Time will be, authorized and reserved for issuance and when the certificates representing the Unit Shares have been countersigned by the Transfer Agent, issued, delivered and paid for, the Unit Shares will be validly issued and fully paid and non-assessable;

(k)
the Warrants and Broker Units to be issued as hereinbefore described have been, or prior to the Closing Time will be, validly created and authorized for issuance and when the Warrants and Broker Option Certificate have been executed, issued and delivered by the Company and, in the case of the Warrants, countersigned by the Warrant Agent, the Warrants and Broker Units will be validly issued;

(l)	the attributes of the Unit Shares, Warrants and Broker Units will conform in all material respects with the description thereof in the Subscription Agreements and in this Agreement, as applicable;

(m)
the authorized capital of the Company consists of an unlimited number of Common Shares, of which, as of the close of business on October 20, 2010, 123,439,693 Common Shares were outstanding as fully paid and non-assessable shares of the Company;

(n)
other than as disclosed in the Public Disclosure Documents neither the Company nor the Subsidiaries are aware of any legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) or prospects of the Company or the Subsidiaries;

(o)
the currently issued and outstanding Common Shares are listed and posted for trading on the TSXV and the NYSE-Amex and no order ceasing or suspending trading in any securities of the Company or prohibiting the sale of the Units or the issuance of the Broker Units or the trading of any of the Company’s issued securities has been issued by the TSXV or the NYSE-Amex and no proceedings for such purpose has been threatened by the TSXV or NYSE-Amex or, to the best knowledge of the Company, are pending;

(p)
neither the Company nor the Subsidiaries have taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSXV or the NYSE-Amex and the Company is currently in material compliance with the rules and regulations of the TSXV and the NYSE-Amex;

(q)
except as referred to in Schedule “A” hereto, no person now has any agreement or option or right or privilege (whether at law, preemptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of, or conversion into, any unissued shares, securities, warrants or convertible obligations of any nature of the Company;

(r)	since December 31, 2009, the Company and the Subsidiaries have carried on their businesses in the ordinary course, and except as disclosed in the Public Disclosure Documents:

(i)	there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise)	or results of operations of the Company and the Subsidiaries on a consolidated basis; and

(ii)	there has not been any material change in the capital stock or long-term debt of the Company and the Subsidiaries on a consolidated basis;

(s)
the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2009 and the unaudited interim financial statements for the six month period ended June 30, 2010 (the “Financial Statements”), present fairly, in all material respects, the financial condition of the Company, on a consolidated basis, for the periods then ended and have been prepared in accordance with Canadian generally accepted accounting principles and the Financial Statements, including the certifications of the Company’s annual filings, fairly present the financial position and condition of the Company and its affiliates (taken as a whole) as at the dates thereof and for the periods indicated, and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and its affiliates, as at the dates thereof;

(t)
other than as disclosed in the Public Disclosure Documents, there are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or the Subsidiaries) threatened against or affecting or to the best knowledge of the Company pending against the Company or the Subsidiaries at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign;

(u)
the Company is, and will at the Closing Time be, a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Securities Regulators in the Provinces of British Columbia and Alberta and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes relating to it and there is no material change relating to the Company or the Subsidiaries which has occurred and with respect to which the requisite news release has not been disseminated or material change report has not been filed with the Securities Regulators;

(v)
all filings and fees required to be made and paid by the Company pursuant to Securities Laws and general corporate law have been made and paid and the information and statements set forth in the Public Disclosure Documents were accurate in all material respects and did not contain any misrepresentation as of the date of such information or statement, and the Company has not filed any confidential material change report with any Securities Regulators that is still maintained on a confidential basis;

(w)	the auditors of the Company are independent public accountants as required by the Securities Laws;

(x)
there has not been any “reportable event” (within the meaning of National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators) with the present or any former auditor of the Company;

(y)
there is not, in the constating documents, Articles, Notice of Articles or in any Debt Instrument, Material Agreement, or other instrument or document to which the Company is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or the payment of dividends by the Company to the holders of its Common Shares;

(z)
neither the Company nor the Subsidiaries are party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or the Subsidiaries to compete in any line of business, transfer or move any of their assets or operations or which materially or adversely affects the business practices, operations or condition of the Company and the Subsidiaries on a consolidated basis;

(aa)
other than the Company, there is no person that is or will be entitled to the proceeds of this Offering under the terms of any Debt Instrument, Material Agreement, or other instrument or document (written or oral);

(bb)
neither the Company nor the Subsidiaries are party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company or the Subsidiaries;

(cc)
all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Company and the Subsidiaries have been paid except for where the failure to pay such taxes would not constitute an adverse material fact with respect to the Company or the Subsidiaries or result in an adverse material change to the Company and the Subsidiaries on a consolidated basis.  All tax returns, declarations, remittances and filings required to be filed by the Company and the Subsidiaries have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not constitute an adverse material fact of the Company or the Subsidiaries or result in an adverse material change to the Company and the Subsidiaries on a consolidated basis.  To the best of the knowledge of the Company, no examination of any tax return of the Company or the Subsidiaries is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Company or the Subsidiaries, in any case, except where such examinations, issues or disputes would not constitute an adverse material fact of the Company or the Subsidiaries or result in an adverse material change to the Company and the Subsidiaries on a consolidated basis;

(dd)
neither the Company nor the Subsidiaries, nor to the best of the Company’s knowledge, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Company or the Subsidiaries or such other person under any Debt Instrument or Material Agreement and all such contracts are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default by the Company or the Subsidiaries or, to the best of the Company’s knowledge, any other party;

(ee)
all option agreements concerning mining interests to which the Company or the Subsidiaries is a party or otherwise bound, are in good standing and there are no liens or encumbrances registered or outstanding against the interests therein or the property related thereto except in accordance with such option agreements, all payment obligations required to be made thereunder have been met by the Company or the Subsidiaries, as applicable, and to the best knowledge of the Company after due inquiry, the title to the property to which the option agreements relate are valid, subsisting and enforceable titles held by the titleholder who are party to the respective option agreements;

(ff)	the Transfer Agent at its principal transfer office in the City of Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in Canada in respect of the Common Shares;

(gg)
none of the directors, officers or employees of the Company, any known holder of more than ten per cent (10%) of any class of shares of the Company, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (Ontario)), has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company and the Subsidiaries on a consolidated basis;

(hh)
other than the Agent (or any member of its selling group) pursuant to this Agreement, there is no person acting at the request of the Company who is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein;

(ii)
neither the Company nor the Subsidiaries are a party to any Debt Instrument with any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them;

(jj)
the assets of the Company and the Subsidiaries and their businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor the Subsidiaries have failed to promptly give any notice or present any material claim thereunder;

(kk)
with respect to each of the Leased Premises, the Company and the Subsidiaries occupy the Leased Premises and have the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or the Subsidiaries occupy the Leased Premises are in good standing and in full force and effect.  The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such lease or result in any additional or more onerous obligations under such leases;

(ll)
all information which has been prepared by the Company relating to the Company and the Subsidiaries and their businesses, properties and liabilities provided to the Agent, including all financial, marketing, sales and operational information, and all Public Disclosure Documents is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading.

4.1.2           Due Diligence Matters

(a)	prior to the Closing Time, the Company will allow the Agent to conduct all due diligence which it may reasonably require;

(b)
the minute books and records of the Company and the Subsidiaries which the Company has made available to the Agent and its counsel, Cassels Brock & Blackwell LLP, in connection with their due diligence investigation of the Company and the Subsidiaries for the period from inception to the date of examination thereof are all of the minute books and substantially all of the records of the Company and the Subsidiaries for such period and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

4.1.3           Mining and Environmental Matters

(a)
the Company and the Subsidiaries are the absolute legal and beneficial owners of and have good and marketable title to, all of the material property or assets thereof as described in the Public Disclosure Documents, such material properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than as described in the Public Disclosure Documents and no other property rights (including access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted or currently contemplated to be conducted; the Company knows of no claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer or otherwise exploit such property rights; and, except as disclosed in the Public Disclosure Documents, the Company and the Subsidiaries have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(b)
the Company and the Subsidiaries hold either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located in respect of the ore bodies and minerals located in properties in which the Company and the Subsidiaries have an interest as described in the Public Disclosure Documents under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, sufficient to permit the Company and the Subsidiaries to access the property and explore the minerals relating thereto; for the conduct of the business of the Company and the Subsidiaries as currently conducted or currently contemplated to be conducted; all such property, leases or claims and all property, leases or claims in which the Company and the Subsidiaries have any interests or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; the Company and the Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the properties in which the Company and the Subsidiaries have an interest as described in the Public Disclosure Documents granting the Company and the Subsidiaries the right and ability to access the property and explore for minerals as are appropriate in view of their respective rights and interests therein, with only such exceptions as do not materially interfere with the access and use by the Company of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Company or a Subsidiary;

(c)
any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their material properties and assets (including any option agreement or any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, neither the Company nor the Subsidiaries are in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged.  None of the properties (or any option agreement or any interest in, or right to earn an interest in, any property) of the Company or the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights other than as disclosed in the Public Disclosure Documents;

(d)
the Company and the Subsidiaries are in material compliance with all applicable federal, provincial, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, including laws, ordinances, regulations or orders, relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substances (the “Environmental Laws”);

(e)
the Company or the Subsidiaries have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the business carried on or proposed to be commenced by the Company or the Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and neither the Company nor the Subsidiaries are in material default or breach of any Environmental Permit and the Company is not aware of any proceeding being threatened, or of any pending proceeding to revoke or limit any Environmental Permit;

(f)
neither the Company nor the Subsidiaries have used, except in material compliance with all Environmental Laws and Environmental Permits, any property or facility which any of them own or lease or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance;

(g)
neither the Company nor the Subsidiaries, nor to the knowledge of the Company, if applicable, any predecessor companies, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any laws, ordinances, regulations and orders, including Environmental Laws, and neither the Company nor the Subsidiaries, nor to the knowledge of the Company, if applicable, any predecessor companies have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company or the Subsidiaries, nor has the Company or the Subsidiaries received notice of any of the same;

(h)
there are no (i) unresolved, (ii) threatened, and (iii) to the best of the Company’s knowledge, pending, claims, complaints, notices or requests for information received by the Company or the Subsidiaries with respect to any alleged material violation of any law, statute, order, regulation, ordinance or decree; and to the best knowledge of the Company, no conditions exist at, on or under any property now or previously owned, operated or leased by the Company or the Subsidiaries which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or may reasonably be expected to have any materially adverse effect with respect to the Company and the Subsidiaries on a consolidated basis;

(i)
except as ordinarily or customarily required by applicable permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws.  Neither the Company nor the Subsidiaries have received any request for information in connection with any federal, state, municipal or local inquiries as to disposal sites;

(j)
all exploration activities on the properties of the Company and the Subsidiaries have been conducted in all respects in accordance with good mining and engineering practices and all applicable material workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with;

(k)
there are no environmental audits, evaluations, assessments, studies or tests relating to the Company or the Subsidiaries except for ongoing assessments conducted by or on behalf of the Company and the Subsidiaries in the ordinary course;

(l)	the Company is in compliance with the provisions of National Instrument 43-101–Standards of Disclosure for Mineral Projects, and has filed all technical reports required thereby; and

(m)
the Company is not currently liable as a “potentially responsible party” within the meaning of CERCLA in respect of any existing environmental liabilities associated with the Yerington Property.  If the Company acquires the Yerington Property as of the date of this transaction, it qualifies as a “bona fide prospective purchaser” within the meaning of CERCLA and will have the limited financial and other responsibilities of a bona fide prospective purchaser under CERCLA or any applicable state law in respect of the remediation of any existing environmental condition at the Yerington Property; as of the time of this transaction no Government Entity has asserted a lien, charge or encumbrance (including without limitation a so-called “windfall lien”) upon the Yerington Property in respect of the costs associated with the remediation or amelioration of any environmental condition at the Yerington Property undertaken by or on behalf of any Governmental Entity.

4.1.4           Employment Matters

(a)
each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or the Subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Company or the Subsidiaries (the “Employee Plans”) has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects and has been publicly disclosed to the extent required by Securities Laws;

(b)
all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Company and the Subsidiaries; and

(c)	there is not currently any labour disruption which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or the Subsidiaries.

(b)           Representations and Warranties of the Agent.  The Agent hereby represents and warrants to the Company and acknowledges that the Company is relying upon such representations and warranties, that:

(i)	in respect of the offer and sale of the Units, the Agent will comply with all Securities Laws;

(ii)
the Agent and its Affiliates and representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising in connection with or in respect of the Units in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Units whose attendees have been invited by any general solicitation or general advertising;

(iii)
the Agent has not and will not solicit offers to purchase or sell the Units so as to require the filing of a prospectus, registration statement or offering memorandum with respect thereto or the provision of a contractual right of action under the laws of any jurisdiction and no continuous disclosure or similar periodic filing obligation will be created for the Company as a result of the manner in which an Agent has solicited an offer to purchase, or sold the Units;

(iv)
the Agent will use its commercially reasonable best efforts to obtain from each Purchaser an executed Subscription Agreement and all other applicable forms, reports, undertakings and documentation required under the Securities Laws or required by the Company, acting reasonably; and

(v)
the Agent is duly registered pursuant to the provisions of the Securities Laws, and is a member in good standing of the Investment Industry Regulatory Organization of Canada, and is duly registered or licensed as an investment dealer in those jurisdictions in which its is required to be so registered in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Agent will act only through members of a selling group who are so registered or licensed.

5.           Closing Deliveries.  The purchase and sale of the Units shall be completed at the Closing Time at the offices of Cassels Brock & Blackwell, LLP at such other place as the Agent and the Company may agree upon in writing.  At the Closing Time, the Company shall duly and validly deliver to the Agent in the City of Toronto: (a) certificates in definitive form representing the Unit Shares and Warrants issued to the Purchasers under the Offering registered in the names of the Purchasers as indicated on their respective Subscription Agreements or as directed by the Agent, against payment to the Company of the Aggregate Subscription Price therefor, in lawful money of Canada by wire transfer to Company’s bank account; and (b) the Broker Option Certificate.  The Agent and the Company may discharge their payment obligations under this section by delivery of certified cheques or bank drafts from the Agent to the Company, or by electronic money transfer equal to the Aggregate Subscription Price for the Units issued under the Offering, less (i) the Commission; and (ii) the reasonable out-of-pocket costs and expenses of the Agent, including fees and disbursements of counsel to the Agent as set out in Section 8 herein, which amount for clarity will be deducted from the proceeds of the sale of the Units.

6.           Closing Conditions.  Each Purchaser’s obligation to purchase the Units shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)
the Agent shall have received a certificate, dated as of the Closing Date, signed by the President and Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Agent may agree, certifying for and on behalf of the Company, to the best of their knowledge, information and belief, that:

(i)
no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company (including the Common Shares) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(ii)	the Company has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(iii)
the representations and warranties of the Company and the Subsidiaries contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement.

(b)
the Agent shall have received at the Closing Time on the Closing Date certificates dated the Closing Date, signed by appropriate officers of the Company addressed to the Agent and their counsel, with respect to the Articles and Notice of Articles of the Company, all resolutions of the Company’s board of directors relating to this Agreement and the transactions contemplated hereby and thereby, the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency and such other matters as the Agent may reasonably request;

(c)
the Agent shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities, the TSXV and the NYSE-Amex required to be made or obtained by the Company in order to complete the Offering have been made or obtained;

(d)
the issuance (and listing, in the case of the Unit Shares, Warrants, Warrant Shares and Broker Unit Shares) of the Unit Shares, Warrants, Warrant Shares, Broker Unit Shares and Broker Unit Warrants shall have been conditionally accepted by the TSXV and the NYSE-Amex;

(e)
the Agent shall have received favourable legal opinions addressed to the Agent and the Purchasers, in form and substance satisfactory to the Agent’s counsel acting reasonably, dated the Closing Date, from counsel to the Company and where appropriate, counsel in the other Selling Jurisdictions in Canada and the United States, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Company, with respect to the following matters:

(i)
as to the incorporation and subsistence of the Company under the laws of the Province of British Columbia and as to the corporate power and authority of the Company to carry out its obligations under this Agreement, the Subscription Agreements, the Warrant Indenture, the Broker Option Certificate and to issue the Unit Shares, the Warrants, the Warrant Shares, the Broker Unit Warrants and the Broker Unit Shares;

(ii)	as to the authorized and issued capital of the Company;

(iii)	the Company has all requisite corporate power and capacity under the laws of the Province of British Columbia to carry on its business as presently carried on and to own its properties and assets;

(iv)
neither the execution and delivery of this Agreement, the Subscription Agreements, the Warrant Indenture, and the Broker Option Certificate nor the performance by the Company of its obligations hereunder and thereunder, nor the sale or issuance of the Unit Shares, the Warrants, the Warrant Shares, the Broker Options, the Broker Unit Shares, the Broker Unit Warrants or the Broker Unit Warrant Shares will conflict with any applicable law or result in any breach of the constating documents, Articles or Notice of Articles of the Company, any applicable corporate law or applicable Securities Laws;

(v)
each of this Agreement, the Subscription Agreements, the Warrant Indenture and the Broker Option Certificate have been duly authorized and executed and delivered by the Company, and each constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms;

(vi)	the Unit Shares have been validly issued as fully paid and non-assessable securities in the capital of the Company;

(vii)
the Warrants have been duly and validly created and issued and the Warrant Shares have been reserved and authorized and allotted for issuance to the holders thereof and, upon the due exercise of the Warrants in accordance with the provisions of the Warrant Indenture, the Warrant Shares will be validly issued as fully paid and non-assessable securities in the capital of the Company;

(viii)
the Broker Options have been duly and validly created and issued and the Broker Unit Shares and Broker Unit Warrants have been reserved and authorized and allotted for issuance to the Agents and, upon the due exercise of the Broker Options in accordance with the provisions of the Broker Option Certificate, the Broker Unit Shares and Broker Unit Warrants will be validly issued as fully paid and non-assessable securities in the capital of the Company and upon the due exercise of the Broker Unit Warrants in accordance with the provisions of the Warrant Indenture, the Broker Unit Warrant Shares will be validly issued as fully paid and non-assessable Common Shares in the capital of the Company ;

(ix)
the issuance and sale by the Company of the Unit Shares and Warrants to the Purchasers and the issuance of the Broker Options to the Agents in accordance with the terms of this Agreement are exempt from the prospectus and registration requirements of applicable Securities Laws in the Selling Jurisdictions and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and sale;

(x)
the issuance of the Warrant Shares upon due exercise of the Warrants and the issuance of the Broker Unit Shares and Broker Unit Warrants upon the due exercise of the Broker Options will be exempt from the prospectus and registration requirements of applicable Securities Laws in the Selling Jurisdictions and no documents are required to be filed (other than specified forms accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws to permit such issuance and delivery;

(xi)
no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Securities Laws in connection with the first trade of the Unit Shares, the Warrants, and the Warrant Shares by the Purchasers or the Broker Unit Shares, Broker Unit Warrants or Broker Unit Warrant Shares by the Agent, as the case may be, in any jurisdiction in Canada provided that a period of four (4) months and one (1) day has lapsed from the date of distribution of the Units or the Broker Options, as the case may be; and

(xiii)	such other matters as the Agent or its counsel may reasonably request;

(f)	an opinion from the Company’s U.S. Counsel as to compliance with United States securities laws in respect of the Offering in form and substance satisfactory to the Agent’s counsel, acting reasonably;

(g)
the Company will have caused favourable legal opinions to be delivered in respect of each of Quaterra Alaska Inc., Quaterra International Nieves Limited and Minera Agua Tierra S.A. de C.V. by local counsel addressed to the Agent, in form and substance satisfactory to the Agent, acting reasonably, with respect to the following matters:

(i)	the incorporation and existence of the Subsidiary under the laws of its jurisdiction of incorporation;

(ii)	as to the authorized capital of the Subsidiary and holders of the issued and outstanding shares of the Subsidiary; and

(iii)	that the Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties and assets;

(h)
the Agent shall have received a favourable title opinion addressed to the Agent and the Purchasers, in form and substance satisfactory to the Agent’s counsel, acting reasonably, dated as of the Closing Date as to the title and ownership interest in the Nieves Silver Project and the MacArthur Property.

(i)	the Subscription Agreements shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Agent and the Company and each of their counsel, acting reasonably;

(j)
the Company shall cause the Transfer Agent to deliver a certificate  as to the issued and outstanding Common Shares in the capital of the Company as at the close of business on the day prior to the Closing Date; and

(k)
the Agent shall, in its sole discretion, and acting reasonably, be satisfied with its due diligence review with respect to the business, assets, financial condition, affairs and prospects of the Company.

7.	Rights of Termination

(a)           Due Diligence Out.  In the event that the due diligence investigations performed by the Agent and/or its representatives reveal any material information or fact not generally known to the public which might, in the Agent’s sole opinion, acting reasonably, adversely affect the market price of the Common Shares, quality of the investment or marketability of the Offering, the Agent shall be entitled, at its sole option and in accordance with subsection 7(h) of this Agreement, to terminate its obligation under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Units) by notice to that effect given to the Company any time prior to the Closing Time on the Closing Date.

(b)           Litigation.  If any inquiry, action, suit, investigation or proceeding, whether formal or informal, (including matters of regulatory transgression or unlawful conduct and including any inquiry or investigation by any securities commission, the TSXV or the NYSE-Amex) is commenced, announced or threatened in relation to the Company or any of the officers or directors of the Company or any of its principal securityholders, which, in the sole opinion of the Agent, acting reasonably, materially adversely affects or may materially adversely affect the Company and/or its business, operations or affairs, the Agent shall be entitled, at its sole option and in accordance with subsection 7(h) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Units) by notice to that effect given to the Company any time prior to the Closing Time on the Closing Date.

(c)           Disaster Out.  In the event that prior to the Closing Time, there should develop, occur or come into effect any event of any nature, including without limitation, terrorism, accident, a new or change in any governmental law or regulation, or other condition or major financial occurrence of national or international consequence, which, in the sole opinion of the Agent, acting reasonably, materially adversely affects, or may materially adversely affect, the financial markets generally or the business, affairs or operations of the Company and its Subsidiaries, taken as a whole, or the market price, value or marketability of the securities of the Company, the Agent shall be entitled at its sole option, in accordance with subsection 7(h) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Units) by written notice to that effect given to the Company prior to the Closing Time on the Closing Date.

(d)           Change in Material Fact. In the event that prior to the Closing Time, the Agent or the Agent’s representatives, through their due diligence investigations, or otherwise discover or there should occur a material change or a change in any material fact or a new or undisclosed material fact shall arise or be discovered, which, in the sole opinion of the Agent, acting reasonably, has or could be expected to have a material adverse change or material adverse effect on the business or affairs of the Company or on the market price, value or marketability of the securities of the Company, the Agent shall be entitled, at its sole option, in accordance with subsection 7(h), to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Units) by written notice to that effect given to the Company prior to the Closing Time on the Closing Date.

(e)           Profitably Marketed.  In the event that prior to the Closing Time, the state of the financial markets is such that, in the sole opinion of the Agent, the Units cannot be profitably marketed, the Agent shall be entitled at its sole option, acting reasonably, in accordance with subsection 7(h) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Units) by written notice to that effect given to the Company prior to the Closing Time on the Closing Date.

(f)           Non-Compliance With Conditions.  The Company agrees that all terms, conditions and covenants in this Agreement shall be construed as conditions and complied with so far as the same relate to acts to be performed or caused to be performed by the Company that it will use its best efforts (or all reasonable efforts, as applicable) to cause such conditions to be complied with, and any breach or failure by the Company to comply with any of such material conditions or covenants or in the event that any representation or warranty given by the Company is or becomes false and is not rectified as at the Closing Time, shall entitle the Agent, at its sole option, acting reasonably, in accordance with subsection 7(h), to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Units) by notice to that effect given to the Company at or prior to the Closing Time.  The Agent may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Agent only if the same is in writing and signed by it.

(g)           Cease Trade Order.  In the event that any order to cease trading in securities of the Company is made or threatened by a Securities Regulator, which, in the sole opinion of the Agent, acting reasonably, operates or could operate to prevent or restrict trading in or distribution of the Units in any of the Selling Jurisdictions, the Agent shall be entitled, at its option, in accordance with subsection 7(h) of this Agreement, to terminate its obligations under this Agreement (and the obligations of the Purchasers arranged by it to purchase the Units) by written notice to that effect given to the Company prior to the Closing Time.

(h)           Exercise of Termination Rights.  The rights of termination contained in subsections 7(a), (b), (c), (d), (e), (f) and (g) above may be exercised by the Agent and are in addition to any other rights or remedies the Agent may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Agent, there shall be no further liability on the part of the Agent to the Company or on the part of the Company to the Agent except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination.

8.           Expenses.  Whether or not the sale of the Units shall be completed, the Company will pay all reasonable expenses and fees and all applicable taxes in connection with the Offering, including, without limitation, all expenses of or incidental to the issue, sale or distribution of the Units, including all fees and expenses of its legal counsel, the reasonable fees and expenses of legal counsel to the Agent and all costs incurred in connection with the preparation of documents relating to the Offering. All reasonable fees and expenses of the Offering (including all applicable taxes) shall be payable by the Company on the Closing Date.

9.           Survival of Representations and Warranties.  All representations, warranties, covenants and agreements of the Company herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Agent or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Agent and the Purchasers, as applicable, for a period of two years following the Closing.  The representations, warranties, covenants and agreements of the Agent herein contained and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company for a period of two years following the Closing.

10.           Indemnity.

(a)           The Company hereby agrees to indemnify and hold the Agent and/or its Affiliates and each of the directors, officers, employees, partners, shareholders and representatives of the Agent and/or Affiliates (hereinafter collectively referred to as the “Personnel”) harmless from and against any and all expenses, losses (other than loss of profits), claims, actions, damages or liabilities, whether joint or several (including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings or claims), and the reasonable fees and expenses of its counsel that may be incurred in advising with respect to and/or defending any claim that may be made against the Agent and/or Affiliates and/or the Personnel or to which the Agent and/or Affiliates and/or the Personnel may become subject or otherwise involved in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Company by the Agent and/or Affiliates and the Personnel hereunder or otherwise in connection with the matters referred to in this Agreement, provided, however, that this indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that:

(i)	the Agent and/or Affiliates or the Personnel have been grossly negligent or dishonest or have committed any fraudulent act in the course of such performance; and

(ii)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, dishonesty, or fraud referred to in (i).

If for any reason the foregoing indemnification is unavailable to the Agent and/or Affiliates and/or the Personnel or insufficient to hold them harmless, then the Company and the Agent shall contribute to the aggregate of such losses, claims, costs, damages, expenses or liabilities (except loss of profit or consequential damage) of the nature provided for above such that the Agent and/or Affiliates shall be responsible for that portion represented by the percentage that the portion of the Commission received bears to the gross proceeds realized by the sale of the securities and the Company shall be responsible for the balance, provided that, in no event, shall the Agent and/or Affiliates be responsible for any amount in excess of the amount of the Commission actually received by it.  In the event that the Company may be entitled to contribution from the Agent and/or Affiliates under the provisions of any statute or law, the Company shall be limited to contribution in any amount not exceeding the lesser of the portion of the amount of losses, claims, costs, damages, expenses and liabilities giving rise to such contribution for which the Agent and/or Affiliates are responsible and the amount of the Commission actually received by the Agent and/or Affiliates.

Notwithstanding the foregoing, a party guilty of fraudulent representation shall not be entitled to contribution from the other party.  Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against the other party under this provision, notify such party from whom contribution may be sought.  In no case shall such party, from whom contribution may be sought, be liable under this agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this provision.  The right of contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Agent may have by statute or otherwise by law.

The Company agrees that in case any legal proceeding shall be brought against the Company and/or the Agent and/or Affiliates and/or the Personnel by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, or any such authority shall investigate the Company and/or the Agent and/or Affiliates and any Personnel shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Company by the Agent and/or Affiliates under this Agreement, the Company shall be entitled but not obligated to participate in or assume the defence thereof; provided however, that the defence shall be through legal counsel acceptable to the Agent, acting reasonably.  In addition, the Agent and/or Affiliates and/or Personnel shall have the right to employ its own counsel in connection therewith and participate in the defence thereof and the fees of such counsel shall be borne by the Agent unless:

(i)	the employment of separate counsel has been specifically authorized in writing by the Company;

(ii)	the Agent and/or the Personnel have been advised by counsel that representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests; or

(iii)	the Company has failed, within a reasonable period of time after receipt of notice, to assume the defence of such action or claim;

provided that the Company shall not be required to assume the fees and expenses of more than one additional counsel.  Neither party shall effect any settlement of any such action or claim or make any admission of liability without the written consent of the other party, such consent to be properly considered and not to be unreasonably withheld.

Promptly after receipt of notice of the commencement of any legal proceeding against the Agent and/or Affiliates or any of the Personnel or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, the Agent and/or Affiliates (or any one of them) will notify the Company in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Company, will keep the Company advised of the progress thereof and will discuss with the Company all significant actions proposed.

The indemnity and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have, shall extend upon the same terms and conditions to those of the Agent and/or Affiliates and the Personnel who are not signatories hereto and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company, the Agent and/or Affiliates and any of the Personnel of the Agent and/or Affiliates.  The foregoing provisions shall survive the completion of professional services rendered under this Agreement.

(b)           Right of Indemnity in Favour of Others.  With respect to any person who may be indemnified by paragraph 10(a) above and is not a party to this Agreement, the Agent shall obtain and hold the rights and benefits of this Section 10 in trust for and on behalf of such person.

11.           Agent’s Commission.  In consideration of the services to be rendered by the Agent in connection with the Offering, the Company shall pay the Agent a cash commission equal to 6.0% of the gross proceeds realized by the Company in respect of the sale of the Units sold to Purchasers pursuant to the Offering (including for certainty any gross proceeds realized in connection with the exercise of the Option) (the “Commission”).  As additional consideration the Company shall issue to the Agent that number of non-transferable options (the “Broker Options”) as is equal to 6.0% of the aggregate number of Units sold to Purchasers under the Offering.  The Broker Options will be represented by a certificate (the “Broker Option Certificate”) and each Broker Option will entitle the holder thereof to purchase, subject to adjustment, one unit of the Company (a “Broker Unit”) at a price of C$1.45 per Broker Unit at any time on or before 5:00 p.m. (Toronto Time) on the Expiry Date.  Each Broker Unit is comprised of one common share in the capital of the Company (a “Broker Unit Share”) and one-half of one whole Warrant (each whole warrant sometimes referred to as a “Broker Unit Warrant”).  The Broker Unit Warrants will be issued pursuant to the terms of the Indenture and will be represented by a Warrant Certificate and each Broker Unit Warrant will entitle the holder thereof to purchase, subject to adjustment, one Warrant Share (sometimes referred to as a “Broker Unit Warrant Share”) at a price of C$1.90 per Broker Unit Warrant Share at any time on or before 5:00 p.m. (Toronto Time) on the Expiry Date, in accordance with and pursuant to the terms and conditions of the Indenture; (collectively, the “Fee”).

12.           Advertisements.  The Company acknowledges that the Agent shall have the right, subject always to clauses 1(a) and (c) and 4(b) of this Agreement, at its own expense, to place such advertisement or advertisements relating to the sale of the Units contemplated herein as the Agent may consider desirable or appropriate and as may be permitted by applicable law, including applicable securities laws.  The Company and the Agent each agree that they will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of applicable securities legislation in any of the provinces of Canada or States of the US in which the Units shall be offered or sold not being available.

13.           Notices.  Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

If to the Company, to it at:

Quaterra Resources Inc.
1100-1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention:      Dr. Thomas Patton
Fax Number:  (604) 688-4670

with a copy to:

William J. Worrall, Q.C. Law Corporation
950-1199 West Hastings Street
Vancouver, British Columbia
V6E 3T5

Attention:        William J. Worrall, Q.C.
Fax Number:    (604) 689-7030

or if to the Agent to:

GMP Securities L.P.
145 King Street West
Suite 300
Toronto, Ontario
M5H 1J8

Attention:	Doug Bell
Fax Number:	416-943-6160

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
2100 Scotia Plaza
40 King Street West
Toronto, Ontario  M5H 3C2

Attention:	Jeffrey Roy
Fax Number:          416-640-3164

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is confirmed to have been sent.

15.           Time of the Essence.  Time shall, in all respects, be of the essence hereof.

16.           Canadian Dollars.  All references herein to dollar amounts are to lawful money of Canada.

17.           Headings.  The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

18.           Singular and Plural, etc.  Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

19.           Entire Agreement.  This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings including, without limitation, the engagement letter between the Company and the Agent dated as of October 7, 2010 in respect of the Offering.  This Agreement may be amended or modified in any respect by written instrument only.

20.           Severability.  The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

21.           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

22.           Successors and Assigns.  The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, the Agent and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

23.           Further Assurances.  Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

24.           Effective Date.  This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

25.           Counterparts and Facsimile.  This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

[Remainder of Page Intentionally Left Blank]

If the Company is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Agents.

Yours very truly,

GMP SECURITIES L.P.

“Douglas Bell”

Authorized Signatory

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED as of this 27th day of October, 2010.

QUATERRA RESOURCES INC.

“Thomas C. Patton”

Authorized Signatory

SCHEDULE “A”

This is Schedule “A” to the agency agreement dated as of October 27, 2010 among Quaterra Resources Inc. and GMP Securities L.P..

DETAILS OF OUTSTANDING CONVERTIBLE SECURITIES
AND RIGHTS TO ACQUIRE SECURITIES

Shares Outstanding:  123,439,693

Options:                         11,074,000

Warrants:                       15,105,123

Fully Diluted:      149,618,816

SCHEDULE “B”
This is Schedule “B” to the agency agreement dated as of October 27, 2010, among Quaterra Resources Inc. and GMP Securities L.P..

UNITED STATES OFFERS AND SALES

As used in this Schedule “B”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agency Agreement to which this Schedule is annexed, and the following terms shall have the following meanings:

“Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D as adjusted by Section 413 of the Dodd-Frank Wall Street Reform and Consumer Protection Act;

“Directed Selling Efforts” means “directed selling efforts" as that term is defined in Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, such term includes, other than matters expressly excluded from such definition in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Units and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Units;

“Distribution Compliance Period” means the “distribution compliance period”, as that term is defined in Regulation S, and subject to the period provided for in Rule 903(b)(2) of Regulation S.  Without limiting the foregoing, but for greater clarity in this Schedule, such period refers to the 40-day period after the Closing Date.

“Foreign Issuer” means a “foreign issuer”  as that term is defined in Regulation S;

“General Solicitation or General Advertising” means “general solicitation or general advertising” as that term is defined in Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Regulation D” means Regulation D under the U.S. Securities Act;

“Regulation S” means Regulation S under the U.S. Securities Act;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Purchaser” means any person purchasing Units who is in the United States or purchasing the Unit for the account or benefit of a person in the United States; and

“U.S. Subscription Agreement” means the agreement in form and substance agreed to by the Agent and the Company (for use in connection with the Offering) for the Offered Shares, to be entered into by each U.S. Purchaser.

A.           Representations, Warranties and Covenants of the Company

The Company represents, warrants and covenants that:

1. The Company is a Foreign Issuer.

2. During the period in which the Units are offered for sale, and during the Distribution Compliance Period, none of the Company, nor any persons acting on its or their behalf (except the Agent, its affiliates (including the U.S. Affiliate) and any person acting on their behalf, as to which no representation, warranty or covenant is made) (i) has engaged or will engage in any Directed Selling Efforts, (ii) has engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Units in the United States, (iii) has violated or will violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Units, or (iv) has taken or will take any action that would cause the exemptions from registration under the U.S. Securities Act provided by Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D to be unavailable for offers and sales of Units pursuant to this Agreement.

3. The Company is not, and as a result of the sale of the Units contemplated by the Agency Agreement will not be, an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

4. Except with respect to offers and sales of Units to Accredited Investors within the United States in reliance upon the exemption from registration under Section 4(2) of the U.S. Securities Act and Rule 506 of Regulation D, neither the Company nor any of its affiliates, nor any person acting on their behalf (except the Agent, its affiliates (including the U.S. Affiliate) and any person acting on their behalf, as to which no representation, warranty or covenant is made), has made or will make: (A) any offer to sell, or any solicitation of an offer to buy, any Units to a U.S. Purchaser; or (B) any sale of Units unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or (ii) the Company, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States.

5. Except with respect to the offer and sale of the Units contemplated by the Agency Agreement, the Company has not, for a period of six months prior to the date of commencement of the Offering, sold, offered for sale or solicited any offer to buy, and will not, for a period ending six months after the Closing Date, sell, offer for sale or solicit any offer to buy, any of its securities in the United States in a manner that would be integrated with and would cause the exemption from registration provided by Rule 506 of Regulation D to be unavailable with respect to offers and sales of the Units pursuant to this Schedule “B”.

6. Neither the Company nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

7.   The Company will, within fifteen days after the first sale of Units in the United States, prepare and file with the SEC a notice on Form D with respect to the Unites and will file all amendments required to be filed as a result of subsequent sales of Units in the United States.
8. For each taxable year, if any, that the Company qualifies as a “passive foreign investment company” as defined in section 1297 of the Internal Revenue Code of 1986, as amended, (the “Code”) in the case of a shareholder that is a “United States person” (as defined in section 7701(a)(30) of the Code) and that has made an effective “qualified electing fund” election (as defined in section 1295 of the Code) with respect to the Company (a “QEF Election”), the Company upon receiving the written request of such shareholder will provide to such shareholder (a) a “PFIC Annual Information Statement” as described in Treasury Regulation section 1.1295-1(g) (or any successor Treasury Regulation), including all representations and statements required by such PFIC Annual Information Statement, and (b) all additional information that such shareholder is required to obtain in connection with maintaining such QEF Election.  With regard to the PFIC Annual Information Statement, as permitted by Treasury Regulation section 1.1293-1(a)(2)(A), the Company will calculate and report the amount of each category of long-term capital gain described in section 1(h) of the Code that was recognized by the Company.

B.           Representations, Warranties and Covenants of the Agent
The Agent represents and warrants to, and covenants with, the Company that, in connection with offers and sales of the Units in the United States:

1. It acknowledges that the Units have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold other than pursuant to a transaction exempt from or not subject to the registration requirements of the U.S. Securities Act and all applicable state securities laws.  It has not offered or sold, and will not offer or sell, any Units forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the case of Units, within the United States as provided in paragraphs 2 through 11 below.  Accordingly, neither the Agent, its affiliates, nor any persons acting on their behalf, have made or will make (except as permitted in paragraphs 2 through 11 below) (i) any offer to sell or any solicitation of an offer to buy, any Units to any U.S. Purchaser, (ii) any sale of Units to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or such Agent, affiliate or person acting on behalf of either, reasonably believed that such purchaser was outside the United States, or (iii) any Directed Selling Efforts either during the Offering or during the Distribution Compliance Period.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units, except with the U.S. Affiliate, any selling group members or with the prior written consent of the Company.  It shall require the U.S. Affiliate and each selling group member to agree, for the benefit of the Company, to comply with, and shall use its best efforts to ensure that the U.S. Affiliate and each selling group member complies with, the same provisions of this Schedule as apply to such Agent as if such provisions applied to the U.S. Affiliate and such selling group member.

3. All offers and sales of the Units in the United States will be effected through the U.S. Affiliate, in accordance with all applicable U.S. federal and state broker-dealer requirements. Such U.S. Affiliate is on the date hereof, and will be, on the date of each offer or sale of Units in the United States, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state’s broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.

4. Any offer, sale or solicitation of any offer to buy the Units that has been made or will be made in the United States, was or will be made only to Accredited Investors in transactions that are exempt, from the registration requirements of the U.S. Securities Act and applicable state securities laws.

5. Offers and sales of the Units in the United States shall not be made (i) by any form of General Solicitation or General Advertising, or (ii) in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

6. Prior to completion of any sale of Units in the United States, each U.S. Purchaser thereof will be required to sign and deliver a Subscription Agreement for U.S. Purchasers in the form agreed upon by the Agent and the Company.

7. At the time of Closing, the Agent, together with the U.S. Affiliate, will provide a certificate substantially in the form of Exhibit 1 to this Schedule “B”, relating to the manner of the offer and sale of the Units in the United States.

8. The Agent, acting through the U.S. Affiliate, may offer the Units in the United States only to offerees with respect to which the Agent have a pre-existing relationship and has reasonable grounds to believe are Accredited Investors.

9. At least two business days prior to the Closing Time, the Agent will provide the Company with a list of all purchasers of all U.S. Purchasers.

10. The Agent shall inform, and cause the U.S. Affiliate to inform, all U.S. Purchasers that the Units have not been and will not be registered under the U.S. Securities Act and are being offered and sold to them without registration under the U.S. Securities Act in reliance on the exemptions from registration under the U.S. Securities Act provided by Rule 506 of Regulation D.

11. None of the Agent, its affiliates (including the U.S. Affiliate, as applicable) or any person acting on behalf of any of them has violated or will violate Regulation M under the U.S. Exchange Act in connection with offers and sales of the Units or under other applicable laws.

12.  Prior to the end of the Distribution Compliance Period, all offers and sales of the Units by the Agent, its affiliates (including the U.S. Affiliate) and any person acting on their behalf shall be made only (i) in compliance with Rule 903 or Rule 904 of Regulation S, (ii) and this Schedule “B”

Legal*5556998.3
-  -

EXHIBIT 1

AGENT’S CERTIFICATE

In connection with the private placement in the United States of the Units of Quaterra Resources Inc. (the “Company”) pursuant to the Agency Agreement dated October 27, 2010 among the Company and the Agent named therein, the undersigned hereby certify that:

(a)
the U.S. Affiliate was on the date of each offer or sale of Units made in the United States, and is on the date hereof, duly registered as a broker dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	all offers and sales of the Units in the United States have been effected by the U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements;

(c)	no written material was used in connection with the offer and sale of the Units in the United States other than the Subscription Agreements;

(d)
immediately prior to our transmitting the Subscription Agreement to each U.S. Purchaser we had a pre-existing relationship with each U.S. Purchaser and reasonable grounds to believe and did believe that each U.S. Purchaser was an “accredited investor” (defined in Rule 501(a) of Regulation D under the U.S. Securities Act as adjusted by Section 413 of the Dodd-Frank Wall Street Reform and Consumer Protection Act  (an "Accredited Investor"), and, on the date hereof, we continue to believe that each U.S. Purchaser purchasing Units through us is an Accredited Investor;

(e)
no form of general solicitation or general advertising (as defined in Rule 502 of Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States;

(f)	prior to any sale of the Units in the United States we caused each U.S. Purchaser to execute a Subscription Agreement in the form agreed upon by the Company and the Agent; and

(g)	the offering of the Units has been conducted by us in accordance with the Agency Agreement.

Terms used in this certificate have the meanings given to them in the Agency Agreement unless otherwise defined herein.

Dated as of this 27th day of October 2010.

GMP SECURITIES L.P.	GRIFFITHS MCBURNEY CORP.

“Douglas Bell”	"Debbie Starkman”
Title: Co-Head & Managing Director	Title: Chief Financial Operations Officer
Investment Banking